

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2015

Via E-mail
Mr. James G. Borem
Chief Executive Officer
Nitro Petroleum Incorporated
14285 Acme Road
Shawnee, Oklahoma 74801

> **Re: Nitro Petroleum Incorporated**
> **Form 10-K for the Fiscal Year ended January 31, 2014**
> **Filed May 16, 2014**
> **Form 10-Q for the Fiscal Quarter ended October 31, 2014**
> **Filed December 22, 2014**
> **File No. 0-50932**

Dear Mr. Borem:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 31, 2014

Management's Discussion and Analysis

Gain on Sale of Oil and Gas Properties, page 17

1.   We note you disclose that you recognized a gain on sale of working interests in your wells Giant #1 and Giant #2 of $684 thousand in the fiscal year ended January 31, 2014, as well as a $318 thousand gain on sale of working interests in your Quinlan lease in the fiscal year ended January 31, 2013. We further note, per your disclosures on pages 2 and 5 of your Form 10-Q for the fiscal quarter ended October 31, 2014, that you recognized an additional gain on sale of working interests in your well Quinlan #2 of $364 thousand

in the nine months then ended. Please clarify for us how your gain recognition complies with the guidance in Rule 4-10(c)(6)(i) or (6)(iii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief